FILE STAMP COPY

02060192

GREENBERG
ATTORNEYS AT LAW
TRAURIG

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

November 21, 2002

NOV 26 2002
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR EDUCATION & ASSISTANCE

NOV 26 AM 10:16

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Genetic Technologies Limited. (the "Issuer")
File Number 82-34627

SUPPL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. Appendix 3B in respect of the application for the listing of 1,400,000 new shares previously in escrow (December 13, 2001);

2. Appendix 3B in respect of 507,560 shares issued to Australian residents in respect of the acquisition of 12,689 shares in XY Inc. (December 13, 2001);

3. Announcement to the market dated December 13, 2001.

4. Appendix 3B in respect of the exercise of 140,000 options at 20 cents (December 17, 2001);

5. Confirmation from ASX of issue of new listed shares dated December 17, 2001;

6. Appendix 3B in respect of Dr. Mervyn Jacobson, Ian Dennis and Fred Bart (January 4, 2002);

7. Quarterly report for the quarter ended December 31, 2001 in respect of remaining mining assets (January 4, 2002);

8. Appendix 3B in respect of the issue of 4,970,000 to staff under the Staff Share Plan (January 21, 2002);

9. Announcement to the market regarding the ADR level I program (January 22, 2002);

10. Appendix 4C quarterly cash report for the quarter ended December 31, 2001 (January 23, 2002);

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11. Confirmation from ASX of the issue of unlisted options.

12. Announcement to the market regarding first license agreement to Genetic Solutions Pty Limited (January 31, 2002);

13. Appendix 3Y for Dr. Mervyn Jacobson in respect of purchase of 200,000 shares (February 20, 2002);

14. Announcement to the market re AgGenomics Pty Limited (February 28, 2002);

15. Half Yearly report to December 31, 2001 (March 12, 2002);

16. Announcement to the market re first USA license granted to Sequenom Inc. (April 8, 2002);

17. Announcement to the market re license to Nanogen Inc. (April 16, 2002);

18. Appendix 3B in relation to the exercise of 238,589 options (April 16, 2002);

19. Appendix 4C Quarterly cash report for the quarter ended March 31, 2002 (April 17, 2002);

20. Quaraterly report for the quarter ended March 31, 2002 (April 17, 2002);

21. Appendix 3B in relation to the exercise of 337,161 options (April 17, 2002);

22. Confirmation from ASX of the exercise of 575,750 unlisted options;

23. Announcement to the market re NASDAQ listing progress (April 18, 2002);

24. Appendix 3Y in respect of the purchase of 100,000 shares by Dr. Mervyn Jacobson (April 18, 2002);

25. Appendix 3B in relation to the exercise of 28,000 options and issue of 315,000 shares to our US license attorneys, Blakely Sokoloff Taylor & Zafman (May 3, 2002);

26. Confirmation from ASX in relation to issue of 343,000 shares.

27. Announcement to the market re sale of Victorian Mining Assets (June 5, 2002);

28. Announcement to the market re change of address (June 6, 2002);

29. Announcement to the market re change of auditors (June 14, 2002);

30. Quarterly report for quarter ended June 30, 2002 in respect of remaining mining assets (July 1, 2002);

31. Announcement to the market re AIDS progress report.

32. Announcement to the market re PGGP progress report;

33. Appendix 3Y in respect of the purchase of 244,600 shares by Dr. Mervyn Jacobson (July 15, 2002);

34. Appendix 4C quarterly cash report for the quarter ended June 30, 2002 (July 31, 2002);

35. Appendix 3B in respect of the issue of 121,941 shares at 41 cents and the issue of 400,000 options under the Staff Share Plan (August 1, 2002);

36. Appendix 3Y in respect of the purchase of 13,900 shares by Dr. Mervyn Jacobson (August 5, 2002);

37. Confirmation from ASX in relation to issue of 121,941 shares.

38. Announcement to the market re issue of license to Perlegen Sciences Inc. (September 9, 2002);

39. Appendix 4B preliminary final report for the year ended June 30, 2002 (September 13, 2002);

40. Appendix 3Y in respect of purchase of 28,500 shares by Dr. Mervyn Jacobson (September 24, 2002);

41. ASX announcement re lodgment of 2002 Financial Statements (September 30, 2002)

42. Gtech Updates.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman